UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Form 8-K/A
(as to Item 5.02)

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) March 14, 2006

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Company's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

2006 Annual Cash Incentive Master Plan

On March 14, 2006, the Board of Directors of Portland General Electric Company (PGE or Company) approved the Portland General Electric Company 2006 Annual Cash Incentive Master Plan (Plan) and the Company's sole shareholder, Enron Corp., approved the Plan on March 16, 2006. A copy of the Plan document is filed herewith as Exhibit 10.1. The material terms and conditions of the Plan are described below.

Purpose

The purpose of the Plan is to recognize and reward officers and other employees for achieving individual, department and corporate goals and objectives.

Administration

The Plan is administered by the Compensation and Human Resources Committee (Compensation Committee) of the Board of Directors.

Eligibility and Participation

Each year the Compensation Committee selects the officers who will participate in the Annual Incentive Program for that year, including the Chief Executive Officer (CEO) and officers other than the CEO who are at the level of vice president or above, and are treated as executive officers under SEC reporting rules (Covered Executives). All other Participants in the Annual Incentive Program are selected by the CEO. Participants are not eligible to participate in any other annual incentive plan of the Company without the specific approval of the Compensation Committee.

Establishment and Calculation of Awards

At the beginning of an Award Year, the Compensation Committee establishes for each Covered Executive Participant selected to participate in the Annual Incentive Program the material terms and conditions of the Annual Incentive Program for that award year, including the performance goals, the potential Award amounts based on the extent to which performance goals are met, and the potential effect of Participant contributions during the Award Year. Subject to the approval of the Compensation Committee, the CEO recommends the material terms and conditions of the Annual Incentive Program for Participants who are not Covered Executives.

Following the end of each Award Year, the Compensation Committee determines the extent to which performance goals were met for the Award Year for each of the Covered Executive Participants. In making the determination, the Compensation Committee may include or exclude the impact of certain non-recurring, unusual events that occur during the Award Year. The CEO determines the extent to which performance goals were met for the Award Year for Participants who are not Covered Executives.

The Compensation Committee calculates Award amounts for each Covered Executive Participant based on the extent to which relevant performance goals were achieved, and the CEO calculates the Award amounts for Participants who are not Covered Executives. The Award amounts may be adjusted as provided in the Plan to reflect individual Participant contributions. If minimum performance goals are not achieved for an Award, no payment will be made under the Award; however, the Compensation Committee may establish a discretionary amount distributable to Participants at the discretion of the Compensation Committee.

Payment of Awards Earned

Awards earned by each Participant will be paid as soon as administratively possible following the close of the Award Year, but in no event later than two and one-half months after the end of the Award Year.

Termination of Employment

In the event of a Participant's termination of employment for any reason other than death, disability, or retirement prior to payment being made under an Award, the Participant will forfeit all rights to any such payment. If a Participant's employment terminates due to the Participant's death, disability or retirement prior to payment being made under an Award, the Award shall be pro-rated to reflect the length of time the Participant was employed during the Award Year.

Section 162(m) Awards

The Compensation Committee may determine that an Award granted to a Covered Executive Participant will be granted in a manner such that the Award qualifies for the performance-based compensation exemption of Section 162(m) of the Internal Revenue Code. No performance-based Award to a Covered Executive Participant for an Award Year may result in a payment in excess of $2 million.

Corporate Restructuring

Upon the occurrence of certain corporate restructuring events, the Award Year will terminate on the effective date of the event and the Company or its successor will determine the potential Award amount, if any, with respect to the Award Year.

Amendment, Suspension, or Termination of the Plan

The Board may amend, suspend, or terminate the Plan at any time. In addition, the Board may amend, suspend, or terminate any or all unpaid Awards under the Plan upon a finding of current or threatened financial hardship for the Company, which will be final and binding upon all Participants.

2006 Incentive Compensation for Named Executive Officers

On March 14, 2006, the Compensation Committee approved the structure of the Annual Incentive Program for the 2006 Award Year for the Covered Executives, including the CEO and the four most highly compensated executive officers other than the CEO (together with the CEO, the Named Executive Officers), subject to approval of the Plan by the Company's sole shareholder. The Company's sole shareholder approved the Plan on March 16, 2006. The 2006 Incentive Program provides for Awards based on attainment of financial, strategic and individual performance goals. Awards are calculated by multiplying base salary actually paid for the year by the product of the target Award opportunity, incentive performance rating percentage, and a percentage based upon net income, as adjusted pursuant to the Plan.

Target Award Opportunity

The Compensation Committee established target Award opportunities for the Named Executive Officers as a percentage of base salary actually paid at 75% for the CEO, 50% for the Chief Financial Officer, and 45% for the other three Named Executive Officers.

Strategic and Individual Performance Goals

The strategic and individual performance goals for the Named Executive Officers are (i) high customer value (measured by customer surveys), (ii) reliable, reasonably priced supply (measured by net variable power costs, capacity supply position and reliability), (iii) active corporate responsibility (measured by customer and employee surveys and employee volunteerism), (iv) economic strength (measured by traded sector customers collective load growth, leadership role in regional economic strength), (v) engaged valued workforce (measured by employee surveys and compensation benchmarking results), (vi) sustained operational excellence (measured by customer at-fault complaints, outage duration and frequency, generation plant availability and efficiency, time and cost to connect new customers, safety incidents and corporate regulatory compliance measures), and (vii) strong financial performance (measured by return on equity, total shareholder return, and bond ratings).

Incentive Performance Rating Percentage

The level of attainment of the strategic and individual performance goals results in a performance rating from 1 to 5, which is aligned with an incentive performance rating percentage ranging from 0% to 150%.

Net Income Goal

The net income goal is based upon available earnings information, normalized for non-recurring extraordinary items as provided in the Plan. Threshold, Target and Maximum net income levels for determining 2006 Awards are as follows:

Net Income Achieved:	Funding Level
Below Threshold	0%
Threshold (80% of Target)	50%
Target	100%
Maximum (120% or more of Target)	133%

Percentages are interpolated for actual levels achieved between levels above the Threshold.

2006 Maximum Award Opportunities

The 2006 maximum Award opportunities for the Named Executive Officers, as a percentage of base salary actually paid, are as follows:

Name	Title	Maximum Award
Peggy Y. Fowler	Chief Executive Officer and President	150%
James J. Piro	Executive Vice President, Finance, Chief Financial Officer and Treasurer	100%
Stephen M. Quennoz	Vice President, Nuclear and Power Supply/Generation	90%
Douglas R. Nichols	Vice President, General Counsel and Secretary	90%
Stephen R. Hawke	Vice President, Customer Service and Delivery	90%

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

This Form 8-K/A amends the Form 8-K filed by the Company on January 26, 2006, announcing the appointment of David A. Dietzler, Mark B. Ganz, Robert G. Miller, M. Lee Pelton, Maria M. Pope, and Robert T. F. Reid to the Board of Directors of the Company. At that time, it had not been determined on which committees of the Board these newly appointed directors would serve.

On March 14, 2006, the Board of Directors made the following Board committee appointments, including with respect to the new directors. The committee appointments are effective April 1, 2006.

Audit Committee: David A. Dietzler, John W. Ballantine, and Maria M. Pope. The Board has determined that Mr. Dietzler is an "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K. Mr. Dietzler was appointed Chairman of the Committee.

Compensation and Human Resources Committee: John W. Ballantine, Robert G. Miller, and Robert T. F. Reid. Mr. Ballantine was appointed Chairman of the Committee.

Nominating and Corporate Governance Committee: Corbin A. McNeill, Jr., Raymond S. Troubh, and M. Lee Pelton. Mr. McNeill was appointed Chairman of the Committee.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 14, 2006, the Board of Directors adopted the Third Amended and Restated Bylaws of Portland General Electric Company replacing, in their entirety, the Amended and Restated Bylaws of the Company, as adopted on May 1, 1998 and amended on December 31, 1999 and February 1, 2004. A copy of the Third Amended and Restated Bylaws is filed herewith as Exhibit 3.1.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit   Description

(3)   Articles of Incorporation and Bylaws

3.1   Portland General Electric Company Third Amended and Restated Bylaws

(10)   Material Contracts

10.1   Portland General Electric Company 2006 Annual Cash Incentive Master Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

March 17, 2006   By: /s/ Kirk M. Stevens

Kirk M. Stevens
Controller
and Assistant Treasurer